Exhibit 99.1

Report of Management on Internal Control Over Financial Reporting

Financial Statements

XTL Biopharmaceuticals Ltd. (the “Company”) is responsible for the preparation, integrity and fair presentation of its published consolidated financial statements as of December 31, 2007, and for the year then ended. The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States.

Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Audit Committee, principal executive and principal financial officers, and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations - COSO - of the Treadway Commission. Based on that assessment, management has concluded that as of December 31, 2007 the Company’s internal control over financial reporting is effective.

The Company's independent auditors, Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, have audited the consolidated financial statements prepared by the Company and independently assessed the effectiveness of the Company’s internal control over financial reporting.

/s/ Ron Bentsur	/s/ Bill Kessler
Ron Bentsur	Bill Kessler
Chief Executive Officer	Director of Finance
March 27, 2008	March 27, 2008